November 10, 2006

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549-3561

Re: CANTERBURY PARK HOLDING CORPORATION

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 001-31569

Dear Mr. Humphrey:

On behalf of Canterbury Park Holding Corporation the (Company), I am writing in response to the staff’s comments with respect to the above referenced filing from your letter dated November 1, 2006.  Set forth below is the Company’s response.

We confirm that the following disclosures will be included in the Form 10-Q for the period ended September 30, 2006 and the Form 10-K for the year ended December 31, 2006:

•                  We will describe the adjustment as a change in accounting treatment, including the nature of and facts and circumstances surrounding such change;

•                  We will discuss why we believe a restatement was not necessary (as summarized in our response letter);

•                  We will disclose the impact of such change, in tabular form, for ALL fiscal years AND interim periods effected;

•                  Finally, we will repeat this disclosure in our fiscal 2006 audited financial statements.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions regarding our responses above, do not hesitate to call me at (952)-496-6464.

Very Truly Yours,

/s/ David C. Hansen

David C. Hansen
Vice President and Chief Financial Officer

Cc:	Ms. Amy Geddes, Mr. Joseph Foti